Exhibit 99.122

DeFi Technologies Announces Inclusion in MVIS Global Digital Assets Equity Index and VanEck Digital Transformation ETF (DAPP)

Toronto, Canada, March 24, 2025 - DeFi Technologies Inc. (the “Company” or “DeFi Technologies”) (CBOE CA: DEFI) (GR: R9B) (OTC: DEFTF), a financial technology company that pioneers the convergence of traditional capital markets with the world of decentralised finance, is pleased to announce its inclusion in the MVIS Global Digital Assets Equity Index and VanEck Digital Transformation ETF (NASDAQ: DAPP), a prominent exchange-traded fund designed to provide investors with exposure to companies participating in the rapidly evolving digital assets economy.

VanEck’s Digital Transformation ETF seeks to track the MVIS Global Digital Assets Equity Index, offering diversified exposure to digital asset exchanges, miners, infrastructure companies, and other leaders driving digital asset innovation. Notable companies within the ETF include Microstrategy Inc., Coinbase Global Inc., Block Inc., Galaxy Digital Holdings Ltd., Mara Holdings Inc., Riot Platforms Inc., Hut 8 Corp., Cipher Mining Inc., Hive Blockchain Technologies Ltd., and others.

“Our inclusion in the VanEck Digital Transformation ETF and MVIS Global Index validates the significant strides we’ve made in bridging traditional financial markets with digital assets,” said Olivier Roussy Newton, CEO of DeFi Technologies. “We are honored to join this select group of forward-thinking companies and look forward to continuing to deliver value to our investors by executing on our growth strategy, which will inevitably result in more index inclusions.”

This milestone comes on the heels of DeFi Technologies’ recent addition to the MSCI Canada Small Cap Index, reinforcing its status as a prominent innovator within the digital asset ecosystem. It also reflects the growing acknowledgment and acceptance by major institutions of DeFi Technologies’ diverse, profitable, and rapidly expanding business model.

About VanEck and MVIS

VanEck is a renowned investment management firm with a storied history dating back to 1955. Headquartered in New York, it is one of the largest investment managers globally, with US$113.8 billion in assets under management as of December 31, 2024.

As a subsidiary of VanEck, MVIS develops, monitors, and markets a variety of indexes under the MarketVector™, MVIS®, and BlueStar® brands, with approximately US$28.76 billion in assets under management tied to its indexes as of recent reports. The MVIS Global Digital Assets Equity Index is a specialized benchmark designed to track the performance of companies directly involved in the digital assets sector.

For more information about the VanEck Digital Transformation ETF, please visit https://www.vaneck.com/us/en/investments/digital-transformation-etf-dapp/overview/

About DeFi Technologies

DeFi Technologies Inc. (CBOE CA: DEFI) (GR: R9B) (OTC: DEFTF) is a financial technology company that pioneers the convergence of traditional capital markets with the world of decentralized finance (DeFi). With a dedicated focus on industry-leading Web3 technologies, DeFi Technologies aims to provide widespread investor access to the future of finance. Backed by an esteemed team of experts with extensive experience in financial markets and digital assets, we are committed to revolutionising the way individuals and institutions interact with the evolving financial ecosystem. Follow DeFi Technologies on Linkedin and Twitter, and for more details, visit https://defi.tech/

About Valour

Valour Inc. and Valour Digital Securities Limited (together, “Valour”) issues exchange traded products (“ETPs”) that enable retail and institutional investors to access digital assets in a simple and secure way via their traditional bank account. Valour is part of the asset management business line of DeFi Technologies Inc. (CBOE CA: DEFI) (GR: R9B) (OTC: DEFTF). For more information about Valour, to subscribe, or to receive updates, visit valour.com.

Cautionary note regarding forward-looking information:

This press release contains “forward-looking information” within the meaning of applicable Canadian securities legislation. Forward-looking information includes, but is not limited to the inclusion of the Company in the VanEck Digital Transformation ETF; investor interest and confidence in digital assets; the regulatory environment with respect to the growth and adoption of decentralized finance; the pursuit by the Company and its subsidiaries of business opportunities; and the merits or potential returns of any such opportunities. Forward-looking information is subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company, as the case may be, to be materially different from those expressed or implied by such forward-looking information. Such risks, uncertainties and other factors include, but is not limited the removal of the Company from the VanEck Digital Transformation ETF; growth and development of decentralised finance and digital asset sector; rules and regulations with respect to decentralised finance and digital assets; general business, economic, competitive, political and social uncertainties. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking information. The Company does not undertake to update any forward-looking information, except in accordance with applicable securities laws.

THE CBOE CANADA EXCHANGE DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE

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For further information, please contact:

Olivier Roussy Newton
Chief Executive Officer
ir@defi.tech
(323) 537-7681